Exhibit 21.1

Subsidiary Name	Business	Ownership	Date and State of Incorporation
VAALCO Energy (USA), Inc.	Energy	100%	10/16/96	Delaware
VAALCO International, Inc.	Energy	90.01%	7/31/02	Delaware
VAALCO Gabon (Etame), Inc.	Energy	90.01%	6/14/95	Delaware
VAALCO Production (Gabon), Inc.	Energy	100%	6/14/95	Delaware
Alcorn (Philippines), Inc.	Energy	100%	2/28/86	Delaware
Alcorn (Production) Philippines, Inc.	Energy	100%	2/28/86	Delaware
Altisima Energy, Inc.	Energy	99%	1/18/99	Philippines